EXHIBIT 99.1

Annual General Meeting Approves Dividend of NOK 22 Per Share

OSLO, Norway, May 9, 2006 (PRIMEZONE) -- The Annual General Meeting of Norsk Hydro ASA has today adopted the Board's proposal to distribute a dividend of NOK 22.00 per share. The dividend will be paid on 23 May 2006 to shareholders listed in the Norwegian Central Securities Depository as of 9 May. The shares, including the American Depository Receipts (ADR), will be traded ex-dividend from 10 May on all the stock exchanges where the Hydro share is listed.The Annual General Meeting also approved a share split whereby one old Hydro share is converted into five new shares. The number of shares issued will thus be changed from 258,954,428 to 1,294,772,140, while the number of shares outstanding will be changed from 250,289,514 to 1,251,447,570. The split will be effective on the stock exchanges in Oslo, London, Frankfurt and Paris from 10 May, and for the ADRs the split is expected to be effective from 25 May.

Furthermore, the Annual General Meeting approved a capital reduction by cancellation of 4,672,000 treasury shares and the redemption and cancellation of 3,644,685 shares from the Norwegian State. This capital reduction is related to the buyback authorization that the Annual General Meeting approved on 3 May 2005, of which 17 percent has been utilized. The Annual General Meeting voted to revoke this authorization and replaced it with a new buy back authorization valid through 8 May 2007.

Under the new authorization, the Board is authorized to buy back up to 40,000,000 shares, of which 22,470,482 shares may be purchased in the market and 17,529,518 shares may be purchased from the Norwegian State. The Norwegian State has committed itself to participate with its proportionate share of any share repurchases made in the market. Share repurchases can be made in the share price interval NOK 50 to NOK 300 per share, and the shares acquired in accordance with the authorization shall be used for no other purpose than cancellation by means of capital reduction.

The Annual General Meeting re-elected Svein Steen Thomassen, Siri Teigum, Aase Gudding Gresvig, Westye Hoeegh, Idar Kreutzer, Anne Merete Steensland, Sten-Arthur Saeloer, Lars Tronsgaard, Karen Helene Ulltveit-Moe and Svein Aaser as shareholder-elected members of the Corporate Assembly, while previous deputy members Anne-Margrethe Firing and Terje Venold were elected new shareholder-elected members. Wolfgang Ruch and Erik Garaas were re-elected deputy members, while Unni Steinsmo and Gunvor Ulstein were elected new deputy members.

The Nomination Committee has proposed that Svein Steen Thomassen is re-elected chairperson and that Siri Teigum is re-elected deputy chairperson of the Corporate Assembly.

Svein Steen Thomassen, chairperson of the Nomination Committee, informed the Annual General Meeting that a new Board of Directors will be elected at the next meeting of the Corporate Assembly on 18 May. The Nomination Committee proposes that the following current shareholder-elected board members are re-elected: Jan Reinas, Elisabeth Grieg, Hakan Mogren and Kurt Anker Nielsen. Lena Olving and Grete Faremo are proposed new shareholder-elected board members.

Lena Olving (49) holds a master of science in mechanical engineering and is a member of the corporate management of Volvo Car Corporation. Grete Faremo (50) is a lawyer and director of legal affairs and public relations in Microsoft, Western Europe Region.

The Nomination Committee proposes that Jan Reinas is re-elected chairperson of the Board of Directors, and that Elisabeth Grieg is elected as new deputy chairperson. Borger Lenth steps down from the Board after 16 years of service, of which the last five as deputy chairperson.

CONTACT:  Norsk Hydro ASA
          Investor contact
          Idar Eikrem
            Telephone +47 22533273
            Cellular +47 95028363
            Email Idar.Eikrem@hydro.com
          Stefan Solberg
            Telephone +47 22533539
            Cellular +47 91727528
            Email Stefan.Solberg@hydro.com
          Press contact
          Cecilie Ditlev-Simonsen
            Telephone +47 22532097
            Cellular +47 41559250
            Email Cecilie.Ditlev-Simonsen@hydro.com

          Norsk Hydro ASA
          Drammensveien 264
          N-0240 Oslo
          Norway
          Telephone: +47 22 53 81 00
          Fax: +47 22 53 27 25
          www.hydro.com